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                                                                    EXHIBIT 99.2

                CASCADES INCREASES ITS INTEREST IN DOPACO TO 50%

KINGSEY FALLS (QUEBEC), OCTOBER 1ST 2003-- Cascades Inc. (CAS-TSX), announced today that it exercised its option to increase its interest in Dopaco, Inc. from 40% to 50%. Cascades' involvement in Dopaco dates back to 1997.

Founded in 1979 by Mr. Edward P. Fitts, Dopaco is a leader in boxboard-based packaging for the quick service restaurant industry. Its major clients include McDonald's, Burger King, Wendy's and Tim Hortons. The company, located in Exton, Pennsylvania, has 1550 employees across nine plants and net sales of more than US$275 million. The involvement in Dopaco will be accounted for in our financial statements as a joint venture on a proportional consolidation basis.

According to Mr. Alain Lemaire, President and Chief executive officer of
Cascades: "Dopaco is a well managed and profitable organization that represents a significant integration for our boxboard mills and we look forward to maximizing synergies between our respective operations."

CASCADES INC. IS A LEADER IN THE MANUFACTURING OF PACKAGING PRODUCTS, TISSUE PAPER AND SPECIALIZED FINE PAPERS. INTERNATIONALLY, CASCADES EMPLOYS 14,000 PEOPLE AND OPERATES CLOSE TO 150 MODERN AND VERSATILE OPERATING UNITS LOCATED IN CANADA, THE UNITED STATES, FRANCE, ENGLAND, GERMANY AND SWEDEN. CASCADES RECYCLES MORE THAN TWO MILLION TONS OF PAPER AND BOARD ANNUALLY, SUPPLYING THE MAJORITY OF ITS FIBRE REQUIREMENTS. LEADING EDGE DE-INKING TECHNOLOGY, SUSTAINED RESEARCH AND DEVELOPMENT, AND 39 YEARS IN RECYCLING ARE ALL DISTINCTIVE STRENGTHS THAT ENABLE CASCADES TO MANUFACTURE INNOVATIVE VALUE-ADDED PRODUCTS. CASCADES' COMMON SHARES ARE TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE TICKER SYMBOL CAS.

CERTAIN STATEMENTS IN THIS RELEASE, INCLUDING STATEMENTS REGARDING FUTURE RESULTS AND PERFORMANCE, ARE FORWARD-LOOKING STATEMENTS (AS SUCH TERM IS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) BASED ON CURRENT EXPECTATIONS. THE ACCURACY OF SUCH STATEMENTS IS SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING, BUT NOT LIMITED TO, THE EFFECT OF GENERAL ECONOMIC CONDITIONS, DECREASES IN DEMAND FOR THE COMPANY'S PRODUCTS, INCREASES IN RAW MATERIAL COSTS, FLUCTUATIONS IN SELLING PRICES AND ADVERSE CHANGES IN GENERAL MARKET AND INDUSTRY CONDITIONS AND OTHER FACTORS LISTED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS, INCLUDING BUT NOT LIMITED TO THE OFFERING MEMORANDUM DATED JANUARY 31, 2003.

                                      -30-

FOR FURTHER INFORMATION:                  SOURCE:

Mr. Stephane Mailhot                      Mr. Eric Laflamme
Director, Corporate Communications        Chief operating officer, North America
Cascades Inc.                             Cascades Boxboard Group Inc.
(819) 363-5161                            (514) 284-9800
stephane_mailhot@cascades.com             eric_laflamme@cascades.com

Mr. Marc Jasmin
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com